

September 7, 2011

<u>Via E-mail</u>

Kirk Morgan
Chief Financial Officer
ICG Group, Inc
690 Lee Road, Suite 310
Wayne, PA 19087

> **Re: ICG Group, Inc**
> **Form 10-K**
> **Filed March 16, 2011**
> **File No. 001-16249**

Dear Mr. Morgan:

We have reviewed your response letter dated August 19, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Issuances of Stock by Partner Companies, page 45

1. We have considered your response to our prior comment 2. Please revise the disclosure you propose to include in future filings to state, if true, that in instances where the company acquires a controlling interest in a previously non-consolidated subsidiary, the company remeasures it's previously held interest at the acquisition date fair value. Reference is made to ASC Topic 805-10-25-9 through ASC Topic 805-10-25-10.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief